Exhibit 99.1

Oncolytics Biotech® Inc. Announces 2015 First Quarter Results

CALGARY, May 7, 2015 /CNW/ - Oncolytics Biotech® Inc. (TSX:ONC, NASDAQ:ONCY) ("Oncolytics" or the "Company") today announced its financial results and operational highlights for the quarter ended March  31, 2015.

"In the first quarter, we obtained Orphan Drug Designation from the U.S. FDA and the EMA in Europe for a number of different indications, which will support future development of REOLYSIN®," said Dr. Brad Thompson, President and CEO of Oncolytics. "We also reported a range of clinical and preclinical data that furthered our understanding of how REOLYSIN® works and the specific benefits it can confer in combination with other approved therapies."

Selected Highlights

Since January 1, 2015, selected highlights announced by the Company include:

Clinical Program

•	Completion of patient enrollment in an ongoing, NCIC Clinical Trials Group sponsored randomized Phase II study of REOLYSIN® in patients with advanced or metastatic colorectal cancer (IND 210). The Company awaits preliminary data from this study;
•	Presentation of data from a single arm clinical study examining the use of REOLYSIN® in combination with gemcitabine in patients with advanced pancreatic cancer (REO 017);
•	Presentation of data showing up regulation of PD-1 and PD-L1 from a single arm clinical study examining the use of REOLYSIN® in patients with primary glioblastomas or brain metastases (REO 013b) at the Royal Society of Medicine's Immuno-oncology: Using the Body's Own Weapons conference, held in London, UK;

Regulatory

•	Application for Orphan Drug Designation from the U.S. Food and Drug Administration (FDA) for REOLYSIN® in the treatment of gastric cancer. The Company was granted designations by the FDA in ovarian, fallopian tube, primary peritoneal and pancreatic cancers as well as malignant glioma;
•	Granting of Orphan Drug Designation by the European Medicines Agency for REOLYSIN® in the treatment of ovarian cancer, and subsequent to quarter end, for pancreatic cancer;
•	Subsequently, on May 5, 2015, the Company was granted Orphan Drug Designation from the FDA for the treatment of gastric cancer;

Basic Research

•	Presentation of clinical and preclinical data at the 2015 Immune Checkpoint Inhibitors meeting in Boston, MA, including content showing the combination of REOLYSIN®, GM-CSF, anti-PD-1 and anti-CTLA-4 improved survival in immune competent mice versus REOLYSIN® and GM-CSF alone and REOLYSIN® and GM-CSF plus either one of the checkpoint inhibitors alone;
•	A series of presentations made by the Company's research collaborators at the AACR Annual Meeting held in Philadelphia, PA covering preclinical research in a range of indications, with a variety of treatment combinations including REOLYSIN®; and

Financial

•	At March 31, 2015 the Company reported $30.6 million in cash, cash equivalents and short-term investments. At May 6, 2015, the Company had approximately $31.5 million in cash, cash equivalents and short-term investments.

The Year Ahead

The Company continues to actively focus on developing its go-forward clinical path, which could include one or more registration studies. In addition to actively speaking with key-opinion leaders, regulatory consultants and regulators themselves, Oncolytics expects to evaluate its growing library of clinical trial data in an effort to identify the most expeditious route to the commercial endpoint.

ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

As at	March 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	28,578,023	14,152,825
Short-term investments	2,060,977	2,031,685
Accounts receivable	45,706	191,751
Prepaid expenses	264,708	291,553
Total current assets	30,949,414	16,667,814

Non-current assets
Property and equipment	495,531	525,376
Total non-current assets	495,531	525,376

Total assets	31,444,945	17,193,190

Liabilities And Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	4,274,515	3,373,997
Total current liabilities	4,274,515	3,373,997

Shareholders' equity
Share capital
Authorized: unlimited Issued: March 31, 2015 - 109,708,373 December 31, 2014 - 93,512,494	254,219,570	237,657,056
Contributed surplus	25,963,399	25,848,429
Accumulated other comprehensive income	505,634	280,043
Accumulated deficit	(253,518,173)	(249,966,335)
Total shareholders' equity	27,170,430	13,819,193
Total liabilities and equity	31,444,945	17,193,190

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	2015	2014
For the three month period ending March 31	$	$
Expenses
Research and development	2,425,539	4,178,334
Operating	1,182,734	1,391,254
Operating loss	(3,608,273)	(5,569,588)
Interest	56,435	87,987
Loss before income taxes	(3,551,838)	(5,481,601)
Income tax expense	—	(3,850)
Net loss	(3,551,838)	(5,485,451)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment	225,591	(18,694)

Net comprehensive loss	(3,326,247)	(5,504,145)
Basic and diluted loss per common share	(0.04)	(0.06)

Weighted average number of shares (basic and diluted)	99,557,654	85,148,242

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital $	Contributed Surplus $	Warrants $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $

As at December 31, 2013	228,612,564	24,491,212	376,892	79,698	(231,347,000)	22,213,366

Net loss and comprehensive loss	—	—	—	(18,694)	(5,485,451)	(5,504,145)
Issued, pursuant to Share Purchase Agreement	1,188,442	—	—	—	—	1,188,442
Exercise of stock options	—	376,892	(376,892)	—	—	—

Share based compensation	—	304,597	—	—	—	304,597
As at March 31, 2014	229,801,006	25,172,701	—	61,004	(236,832,451)	18,202,260

	Share Capital $	Contributed Surplus $	Warrants $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $

As at December 31, 2014	237,657,056	25,848,429	—	280,043	(249,966,335)	13,819,193

Net loss and comprehensive income	—	—	—	225,591	(3,551,838)	(3,326,247)
Issued, pursuant to Share Purchase Agreement	1,925,596	—	—	—	—	1,925,596

Issued, pursuant to "At the Market" Agreement	14,636,918	—	—	—	—	14,636,918
Share based compensation	—	114,970	—	—	—	114,970
As at March 31, 2015	254,219,570	25,963,399	—	505,634	(253,518,173)	27,170,430

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	2015	2014
For the three month period ending March 31	$	$

Operating Activities
Net loss for the period	(3,551,838)	(5,485,451)
Amortization - property and equipment	45,130	39,657
Share based compensation	114,970	304,597
Impact of unrealized foreign exchange (gains) losses	(305,156)	24,070
Net change in non-cash working capital	949,705	(1,046,951)
Cash used in operating activities	(2,747,189)	(6,164,078)

Investing Activities
Acquisition of property and equipment	(11,940)	(15,980)
Purchase of short-term investments	(29,292)	(30,041)
Cash used in investing activities	(41,232)	(46,021)

Financing Activities
Proceeds from Share Purchase Agreement	1,925,596	1,188,442
Proceeds from "At the Market" equity distribution agreement	14,636,918	—
Cash provided by financing activities	16,562,514	1,188,442
Increase in cash	13,774,093	(5,021,657)
Cash and cash equivalents, beginning of period	14,152,825	25,220,328
Impact of foreign exchange on cash and cash equivalents	651,105	(42,764)
Cash and cash equivalents, end of period	28,578,023	20,155,907

To view the Company's Fiscal 2015 First Quarter Consolidated Financial Statements, related Notes to the Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's annual filings, which will be available on www.sedar.com and on www.oncolyticsbiotech.com/for-investors/financials.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2015 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc.; Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 07-MAY-15